Mail Stop 4561

September 4, 2009

John Whittle, Vice President and General Counsel
Fortinet, Inc.
1090 Kifer Road
Sunnyvale, CA 94086

> **Re:** **Fortinet, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 10, 2009**
> **File No. 333-161190**

Dear Mr. Whittle:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your risk factor disclosures on page 31 regarding your non-compliance with Section 12(g) of the Securities Exchange Act of 1934 beginning on May 1, 2006 for the company's stock option plan and your disclosures in Note 11 (page F-25) regarding your accounting treatment for such option grants. With regards to these disclosures, please explain further the following:

- We note your statement "[a]lthough we believe that we were entitled to rely on Rule 701 and other exemptions and otherwise believe that the grant and exercise of options during such periods did not violate U.S. federal or state securities laws, federal and state regulators may disagree." Please explain further the basis for your belief that you were entitled to rely on the Rule 701 exemption during the periods when you were not in compliance with Section

12(g) and should have been subject to the reporting requirements of Section 13 of the Exchange Act. Provide a detailed analysis regarding your reliance on Rule 701 from May 1, 2006, to January 28, 2008, when you indicate you amended your option plan, as well as any applicable prior periods.

- You indicate that effective December 7, 2007, when Rule 12h-1(f) was adopted, the options previously classified as liability awards were reclassified into equity. Please explain further the timing of this reclassification. In this regard, your disclosures on page 31 indicate that the company amended the option plan on January 28, 2008, at which time you were able to rely on a prospective basis on the Rule 12h-1 exemption. Describe the changes made to your option plan and tell us how you determined that reclassification of option awards prior to such amendment was appropriate.

- As it appears from your disclosure that the company's non-compliance with Section 12(g) began on May 1, 2006, tell us how you classified these options in your December 31, 2006 consolidated balance sheet. To the extent that liability classification was required, also tell us the amount of stock-based compensation included in your consolidated statement of income for fiscal 2006. If you did not classify these awards as liabilities at year-end 2006, then please explain why not.

2. We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Table of Contents, page i

3. We note your statement at the bottom of this page that some of the information in the prospectus is based on industry publications and reports generated by third parties and that, while you believe such publications to be reliable and the information contained therein to be reasonable, you have not independently verified the third-party data. Please note that you are responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing. Please revise.

Prospectus Summary, page 1

4. With respect to any third-party statements in your prospectus such as the market data by IDC and Forrester Research presented in this section and in the Business section of your filing, please provide us supplementally with a copy of each

source for review. We presume that this data will support, among other assertions, the claims in the prospectus that you are "a leading provider of network security appliances" as well as "the market leader in Unified Threat Management." To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether the reports were prepared in connection with the registration statement or whether you commissioned any of the reports.

Risk Factors

Risks Related to Our Business

"Because some of the key components in our products come from limited sources of supply…," page 17

5.   Please identify the "key parts and components" and the limited-source component suppliers referenced in this section upon which you or your contract manufacturers rely in producing your products. Please provide a discussion of these supply relationships in the Business section, to the extent they are material to the company's business, and file as exhibits any contracts with component suppliers upon which you are substantially dependent.

"If we fail to comply with environmental requirements…," page 20

6.   We note the disclosure that you have incurred costs to comply with various environmental laws and regulations, and that you expect to incur more such costs in the future. Please tell us what consideration you gave to providing in the Business section the information called for by Item 101(c)(1)(xii) of Regulation S-K.

"A portion of our revenue is generated by sales to governmental entities…," page 20

7.   You state that contracts with governmental agencies have "accounted for a significant portion of [y]our revenues in prior periods." Accordingly, please provide in the Business section the disclosure called for by Item 101(c)(1)(ix) of Regulation S-K, or advise.

Risks Related to Our Industry

"The network security market is rapidly evolving…," page 24

8.   You refer to unanticipated delays in the release of new products and services and failures to meet previously-announced timetables for release in the past, including

in the first quarter of fiscal 2009. Please elaborate on any delayed releases of products or services that you have experienced in the past, to the extent material, if doing so would assist potential investors to understand better the type and magnitude of the risks associated with such problems should they occur in the future.

"We rely on the availability of third-party licenses," page 30

9.   You indicate that you rely on third-party licenses for some of the software or other intellectual property used in your products and that the inability to obtain certain licenses could materially harm your business, operating results and financial condition. We were unable, however, to locate a discussion of these licenses in the Business section. To the extent your business is materially dependent on these licenses, the agreements and their material terms should be discussed. Further, please tell us what consideration you gave to filing these agreements as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Use of Proceeds, page 36

10.   You state that you intend to use the net proceeds from the offering for "working capital and other general corporate purposes, including developing new products and funding capital expenditures," and that you may also use a portion of the proceeds for acquisitions. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds and the approximate amounts intended to be used for each such purpose, to the extent known. See Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 45

11.   We note you consider gross margin to be a key financial metric in evaluating growth trends, establishing budgets, measuring the effectiveness of your sales and marketing efforts and assessing operational efficiencies. As a result, elaborate on your disclosure on page 47 that you believe "overall gross margin for the near term may be relatively flat or decrease modestly compared to that achieved in the first six months of fiscal 2009." In this regard, considering service revenue has been increasing as a percentage of total revenue and this trend has had a positive effect on your total gross margin, coupled with the fact that you expect this trend to continue, tell us what other factors, if any, could contribute to a decrease in overall gross margin in the near term as compared to the first six months of fiscal 2009. Revise your filing to elaborate on these trends and key financial metrics.

Critical Accounting Policies and Estimates, page 48

12.   Please note that the disclosures in MD&A related to your critical accounting
        policies should enhance and supplement the description of the accounting policies
        in the Notes to the Consolidated Financial Statements. This section is not
        intended to duplicate disclosures included in the notes. In this regard, we note
        your disclosures on revenue recognition are substantially similar to the footnote
        disclosure. Disclosures regarding your critical accounting policies should
        describe how estimates and related assumptions were derived, how accurate
        estimates/assumptions have been in the past, whether the estimates/assumptions
        are reasonably likely to change in the future and any other disclosures related to
        the estimates and assumptions involved in the application of generally accepted
        accounting principles that impact your reported financial condition and operating
        performance, or the comparability of reported information over different reporting
        periods. Tell us what consideration you have given to providing such disclosures.
        See SEC Release No 33-8040 "Cautionary Advice Regarding Disclosure about
        Critical Accounting Policies" (FR-60).

Stock-Based Compensation, pages 50

13.   Consider revising your disclosure to include the intrinsic value of all outstanding
        vested and unvested options based on the difference between the estimated IPO
        price and the exercise price of the options outstanding as of the most recent
        balance sheet date included in the registration statement. In view of the fair-
        value-based method of SFAS 123R, disclosures appropriate to fair value may be
        more applicable than disclosures appropriate to intrinsic value.

14.   We note that in order to determine the fair value of your common stock, you
        considered valuations of your common stock utilizing the discounted cash flow
        method, the comparable company method and the comparative transaction
        method. Please revise this section to disclose the following information related to
        issuances of equity instruments:

        •   Indicate whether the Board performed a contemporaneous or retrospective
            valuation to determine the fair value of the company's common stock
            underlying the option grants;

        •   Discuss the significant factors considered, assumptions made, and
            methodologies used in determining the fair value of the underlying common
            stock for option grants prior to the adoption of SFAS 123R, those used in
            determining the fair value of the options for option grants subsequent to
            adoption of SFAS 123R and for other equity-related issuances not accounted
            for under APB 25 or SFAS 123R. In addition, discuss consideration given to
            alternative factors, methodologies and assumptions;

- Tell us how you weighted each approach used in your valuation (i.e., discounted cash flow, comparable company, and comparative transaction methods). Tell us what factors you considered in determining these weighting and explain how you determined such weightings were appropriate;

- Discuss each significant factor contributing to the changes in fair value determined, as of the date of each grant and equity-related issuance, through the estimated IPO price. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement;

- Please continue to provide us with updates for all equity-related transactions subsequent to this request through the effective date of the registration statement.

Results of Operations, page 53

15.   Please revise your net sales and cost of sales results of operation discussion to disclose the extent to which increases or decreases in net sales and cost of sales were attributable to changes in prices. We refer you to Item 303(a)(3)(iii) of Regulation S-K.

16.   We note your disclosure on page 56 that the growth in ratable product and service revenue increased over the six month period ending June 30, 2009 as compared to the six-month period ending June 30, 2008 as a result of a slight decrease in the weighted-average service period over which such revenue is being recognized. Please explain the reasons for the decrease in the weighted average service period. Tell us whether management anticipates a continued decrease in the service period for the ratable product and service revenue arrangements, and if so, revise your filing to discuss the impacts of this trend on your results of operations.

Liquidity and Capital Resources

Operating Activities, page 67

17.   We note your disclosure that the "timing of invoicing and collections" has had a material impact on the cash flows provided by operating activities in each of the periods reported. Tell us more about this impact and revise your filing to elaborate on the disclosure. For example, tell us whether there has been a change in policy on the issuance of invoices or whether you have been experiencing a continued delay in customer payments.

Business, page 72

Customers, page 89

18.   You disclose here and on page F-8 of the registration statement that one customer-distributor accounted for approximately 12% of total revenue for each of fiscal 2007 and 2008 and approximately 13% for the first six months of fiscal 2009, but you do not appear to identify this customer. Please identify each customer who accounted for 10% or more of total revenues and whose loss would be material to the company, as required by Item 101(c)(1)(vii) of Regulation S-K. If you conclude that you are not required to disclose the name of any 10% customer because the loss of such customer would not be material to the company, please provide us with support for that conclusion. In addition, you may wish to consider expanding your risk factor disclosure to name any principal customer and to identify the amount of revenues attributable to it, for example in the risk factor on page 12 under the subheading, "We rely on third-party channel partners…."

Customer Case Studies, page 89

19.   Please confirm that your customers have agreed to their case studies being used in your registration statement. In addition, please identify the customers discussed in your case studies or advise why disclosure should not be required.

Executive Compensation

Compensation Discussion and Analysis

Overview, page 105

20.   You state that in determining what constitutes competitive compensation you review the compensation practices of the "peer group" IT security companies identified in your filing. We note your disclosure that you believe you compete with these peer group companies for talent. Please discuss any other criteria used to select the peer group companies and explain the extent to which the financial performance of the peer group companies was considered relative to that of Fortinet's in evaluating whether the company's compensation practices are competitive. In this regard, we note that it appears that most of the companies you identify as peer group companies have significantly greater revenues than the company.

Determining the Amount of Elements of Executives' Compensation, page 107

21.   You state that you determine the amount of each element of compensation by

analyzing the compensation programs of competitor companies, based on data from the identified peer group companies and/or from third-party surveys, such as the Radford Consulting and IPAS Global Technology Survey. As it appears from this and other disclosure that you engage in benchmarking compensation, please expand your disclosure to address more specifically how you target each applicable element of compensation against the practices of competitor companies. For example, we note your statements that you "intend to target above-average levels of base pay compensation… based on the surveyed market and peer group analysis," and that you "seek to set total cash compensation above the average of the surveyed market." Please revise to disclose the specific percentiles or ranges, if any, that you use as target benchmarks for base salary and total cash compensation. In addition, discuss where actual payments fall in comparison to the targeted benchmark or range for each applicable element of compensation.

Equity-Based Rewards, page 108

22.   You state that one of your reasons for making additional stock option grants in 2008 to your named executive officers, other than Mr. Goldman, was to keep their equity holdings at "market level." Please explain what you mean by "market level" in this context. In addition, please provide us supplementally with support for the assertion that additional stock grants to Messrs. Ken Xie and Michael Xie in 2008 were necessary to keep their equity holdings in the company at that level. In this regard, we note that it appears from your beneficial ownership table on page 128 that these named executive officers are significant shareholders of the company, notwithstanding the 2008 option grants.

Variable Pay, page 108

23.   It appears from your disclosure that certain corporate performance targets (i.e., revenue and operating profit or loss) were material to Fortinet's executive compensation policies and decision-making processes for fiscal 2008, in particular its determination of incentive cash bonuses for named executive officers. However, we note that you have not provided quantitative disclosure of such performance targets used to determine cash bonuses for 2008. Please disclose the targets and the level of actual achievement against the targets. See Item 402(b)(2)(v) of Regulation S-K. Alternatively, if you have omitted such disclosure in reliance on Instruction 4 to Item 402(b), please provide a detailed supplemental analysis supporting your conclusion that disclosure would result in competitive harm, and provide appropriate disclosure of the level of difficulty of achieving the target levels.

Certain Relationships and Related Transactions

Policies and Procedures for Related Person Transactions, page 126

24.   We note your statement that, "All of the transactions set forth above were
        approved or *will be ratified* by our board of directors" (italics added). Please
        identify which, if any, of the company's transactions with related persons during
        its last three fiscal years and subsequent period have not yet been approved or
        ratified by your board of directors. See Item 404(b) of Regulation S-K.

Principal and Selling Stockholders, page 127

25.   Once the selling stockholders are identified, please ensure that your filing
        describes the material transactions and relationships between Fortinet and each of
        the selling shareholders during the past three years. See Item 507 of Regulation
        S-K. The transactions whereby the shares to be resold, or the securities overlying
        the shares to be resold, were issued should be described in materially complete
        terms. Please ensure that you disclose the basic terms of all such issuance
        transactions, including the dates the transactions took place, the material terms of
        the transactions, the parties who participated in the transactions and the amount of
        securities received by them.

26.   Please disclose the individual or individuals who have or share voting and/or
        investment power with respect to the shares held by the entities affiliated with
        each of Redpoint Ventures and Meritech Capital. See Instruction 2 to Item 403 of
        Regulation S-K and Rule 13d-3 under the Exchange Act.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

27.   We note from your disclosures on page F-11 that VSOE of fair value is "based
        upon the pricing for those services when sold separately." We also note your
        reference on page 11 to "customer renewal rates" for your services. Please
        describe further your methodology for establishing VSOE of fair value for each of
        your elements (i.e., subscriptions, support services, professional services, etc.).
        Tell us whether your contracts include stated renewal rates for such services or
        whether VSOE of fair value is based on separate sales of such services. If the
        former is the case, then explain further how you establish VSOE of fair value
        pursuant to paragraph 57 of SOP 97-2. In this regard, provide the range of

renewal rates and tell us what percentage of the customers actually renew at the rates stated in the original contract. If the latter is the case, then provide the volume and range of stand alone sales used to establish VSOE. Also, please describe the various factors that affect your VSOE analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, perpetual versus term license, etc.). Further, if your VSOE varies from customer to customer, tell us how you reasonably establish VSOE pursuant to paragraph 10 of SOP 97-2, as applicable.

28.   We further note your disclosures concerning the establishment of VSOE for a "higher proportion" of your sales transactions in fiscal 2006 and 2007 than in prior periods. Please explain what changed such that the company is now able to establish VSOE of fair value for certain product sales for which you were previously unable to establish VSOE. Also, describe further the product sales for which the company is currently unable to establish VSOE of fair value for all undelivered elements.

29.   Please revise your filing to discuss your policies and accounting treatment related to rebates and sales incentives that you offer on your products. Refer to EITF 01-9 and paragraphs 6 through 8 of SFAS 48.

30.   We note your risk factor disclosure on page 13 regarding "stricter performance requirements" related to enterprises, service providers and government entities that may not be present with sales to small-to-mid-sized entities. Tell us more about these performance criteria and how they impact your current revenue recognition policy. Consider revising your revenue recognition footnote to clearly disclose any acceptance criteria or performance targets and how you account for them.

31.   We note from your disclosures on page 20 that in past periods, revenue from contracts with U.S. and foreign federal, state, and local government agencies have accounted for a significant portion of the company's revenues. Tell us how you considered paragraphs 32 – 33 of SOP 97-2 in accounting for any fiscal funding clauses included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.

Warranties, page F-11

32.   Please revise to include a summary of accrued warranty activities for the first six months of fiscal 2009.

Note 11 – Stock Plans, page F-22

33.   Notwithstanding your disclosures related to equity based compensation already
        provided in the filing, please further describe the objective evidence that supports
        your determination of the fair value of the underlying shares of common stock at
        each grant or issue date. This objective evidence could be based on valuation
        reports or on current cash sales transactions of the same or a similar company
        security to a willing unrelated party other than under terms and conditions arising
        from a previous transaction. Where you have obtained a valuation from an
        unrelated specialist, tell us what level of assurance the specialist gave in the fair
        value assessment. In addition, describe the basis for any adjustments made in
        determining the fair value of the underlying shares of common stock, such as
        illiquidity discounts, minority discounts, etc.

34.   Please tell us your proposed IPO price, when you first initiated discussions with
        underwriters and when the underwriters first communicated their estimated price
        range and amount for your stock.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

35.   We note your statement that "(t)he issuances of the securities described above
        were deemed to be exempt from registration under the Securities Act in reliance
        on Section 4(2) of the Securities Act or Rule 701 promulgated under Section 3(b)
        of the Securities Act." Please revise to disclose the specific exemption from
        registration relied upon for each issuance and, to the extent not already provided,
        the facts relied upon to make the exemption available. In this regard, with respect
        to the unregistered sales that occurred during the period from January 2007
        through January 2008, we note your risk factor disclosure on page 31 stating that
        during this period the company suspended stock option grants and exercises that
        would have been made in reliance on Rule 701. For issuances with respect to
        which you relied upon Section 4(2), please state whether the purchasers were
        accredited or sophisticated with access to information. See Item 701 of
        Regulation S-K.

36.   You disclose that several of the unregistered sales listed in this section were made
        to "service providers" and/or "former service providers." Please clarify what you
        mean by "service providers" in this context. For example, state if the purchasers
        were outside consultants or advisors to the company.

37.   In addition, it is unclear to us why there appears to be no disclosure in this section of securities issued to the company's employees in the past three years. Please advise.

***

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jason Niethamer at (202) 551-3855 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions or comments on the financial statements and related matters. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (650) 493-6811</u>
        Larry W. Sonsini
        Carmen Chang
        John A. Fore
        Scott Anthony
        Wilson Sonsini Goodrich & Rosati, P.C.